Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

GoSun Inc.
5151 Fischer Ave
Cincinnati, OH 45217
https://www.gosun.co

Up to $3,000,000.00 in Common Stock at $3.00
Minimum Target Amount: $9,999.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to “Emerging Growth Companies” under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: GoSun Inc.
Address: 5151 Fischer Ave, Cincinnati, OH 45217
State of Incorporation: DE
Date Incorporated: December 21, 2016

Terms:

Equity

Offering Minimum: $9,999.00 | 3,333 shares of Common Stock
Offering Maximum: $3,000,000.00 | 1,000,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $3.00
Minimum Investment Amount (per investor): $348.00

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives and Bonuses*

Loyalty Bonus: All previous investors will receive 50% bonus shares

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks and receive 5% bonus shares and receive a Sport-E Hybrid Solar Oven

Early Bird 2: Invest $5,000+ within the first 2 weeks and receive 15% bonus shares and receive a EV Solar Charger or Solar Kitchen Pro

Early Bird 3: Invest $10,000+ within the first 2 weeks and receive 20% bonus shares and receive a EV Solar Charger or GoSun Grid

Volume- Based Perks

Tier 1: Invest $1,000+ and receive a Sport-E Hybrid Solar Oven

Tier 2: Invest $2,500+ and receive a Chill Solar Cooler + 60W Solar Table + 5% bonus shares

Tier 3: Invest $5,000+ and receive a EV Solar Charger or Solar Kitchen Pro + 10% bonus shares

Tier 4: Invest $10,000+ and receive a EV Solar Charger or GoSun Grid + 15% bonus

Tier 5: Invest $25,000+ and receive a EV Solar Charger or Prep Kit Super + Private Stay in GoSun Dream Tiny House and Visit with Patrick + 20% bonus

Tier 6: Invest $50,000+ and receive a Camp365 Model-T + EV Solar Charger or Prep Kit Super + Private Stay in GoSun Dream Tiny House and Visit with Patrick + 25% bonus

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

GoSun Inc. will offer 10% additional bonus shares for all investments that are committed by investors who are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $3.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $300. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed. Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

GoSun Inc. (the "Company") is a manufacturer of breakthrough portable solar products that provide everyday solutions without ice, fire or fuel. We provide practical, portable solar products for recreation, power, and for emergencies with solar: ovens, coolers, battery chargers, lights, water purifiers and sanitation, coffee brewing, solar charging for electric cars, campers, and off-grid cabins, and other applications. Our solar-powered products are also suited for the developing world and NGO's. Since our products produce no emissions, we are a solution to combat climate change.

Business Model

GoSun generates revenue through direct-to-consumer sales on its e-commerce platform, as well as through wholesale and retail distribution channels. The Company emphasizes efficient supply chain management, operating its own manufacturing operations in China. GoSun's diversified product portfolio spans recreation, emergency response, and home utility segments. The launch of its EV Solar Charger is expected to drive substantial revenue growth by tapping into the rapidly expanding electric mobility market. GoSun's hybrid model of product innovation, online sales, and strategic partnerships supports scalability and offers recurring income potential through accessories and replacement parts.

Corporate Structure

GoSun Inc. is a corporation organized on December 21, 2016, under the laws of Delaware. The Company manufactures solar devices and solar power products that are sold to customers through e-commerce, retail stores, and international distributors. Applied Sunshine, LLC (the "Subsidiary Company"), is a limited liability company organized on January 25, 2011, under the laws of Ohio, under common ownership and control as the Company. In December 2016, the Subsidiary Company merged with the Company in an acquisition transaction effective January 1, 2017, whereby the 100% owner of the Subsidiary Company agreed to exchange 100% interest in the Subsidiary Company for 8,300,000 shares of the Company's common stock, transferring ownership of the Subsidiary Company to the Company as a wholly-owned subsidiary.

Competitors and Industry

Competitors

Very few products in today's recreation and emergency preparation marketplaces are clean or capable of running on renewable energy. Previous cleantech products were insufficient for our fast-paced lifestyle; they are too big, too slow and not user-friendly. For the portability and cost, GoSun's patented products have the very best performance. GoSun is one of the only solar appliance manufacturers to enter the mainstream marketplace (Ace Hardware, REI, Home Depot, etc.).

List of Competitors:

Coleman makes outdoor recreation gear primarily for camping. Products are built at high volumes with low margins, and they do not run off of solar energy.

Yeti makes quality, strong, food and beverage storage products for outdoor recreation. Leveraging influencer marketing has made them very popular, but their products lack solar and other energy-efficient technology.

Bio-lite Energy sells products that use wood as an energy source and has started to broaden its line of products to include solar charging products. They have done significant business in sub-Saharan Africa and India with improved cookstoves using solid fuels and solar electric solutions.

Goal Zero makes consumer solar energy products with retail appeal, but they do not focus on applications for cooking, refrigeration, water purification, or EV charging. They mainly build solutions for energy storage, power generation, and lighting.

Industry

GoSun operates at the intersection of several high-growth sectors: solar energy, electric vehicles, outdoor recreation, and emergency preparedness. The global solar power market is projected to grow to $495.1 billion by 2034, while the EV charging market is expected to expand from $22.4 billion to $257 billion by 2032. In the U.S. alone, over 4.1 million EVs are estimated to be already on the road, underscoring a surging demand for charging infrastructure. Climate change, consumer demand for sustainability, and increasing off-grid living trends are all driving growth in GoSun's target industries.

Current Stage and Roadmap

Current Stage

Having sold over 175,000 products, GoSun has over 50 individual products currently in the marketplace. Our current products in production include: Solar Cooking, Solar Lighting, Solar Cooling, Water Purification and Sanitation, Coffee Brewing, and Solar Charging. GoSun encourages customers to build a complete off-grid kitchen that meets the needs of cooking, cooling, brewing, cleaning, purifying, and power.

Products are sold directly from our website (www.gosun.co), and through national dealers such as Amazon and REI in the USA. We also have distributors throughout the world and have shipped products to over 80 countries internationally.

Future Roadmap

GoSun's immediate focus is to finalize production and begin fulfillment of the EV Solar Charger to meet existing pre-orders. Following this, the Company plans to expand distribution through automotive partnerships and fleet solutions, targeting consumers, businesses, and municipalities. Product development will continue with upgrades to the EV charger's battery integration and connectivity. In the long term, GoSun aims to establish a global footprint in solar-powered transportation, including RVs, campers, and mobile homes, with the ultimate mission of making off-grid, solar-powered living accessible to all.

The Team

Officers and Directors

Name: Patrick Sherwin

Patrick Sherwin's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director, Secretary, CEO
  Dates of Service: December, 2016 - Present
  Responsibilities: Manage and Direct the Company. Salary $80K per year.

Name: Emily Zaebst

Emily Zaebst's current primary role is with The City of Cincinnati Health Dept.. Emily Zaebst currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director
  Dates of Service: May, 2017 - Present
  Responsibilities: Board Member. Emily receives a salary of $5k.

Other business experience in the past three years:

- Employer: The City of Cincinnati Health Dept.
  Title: Nurse Practitioner
  Dates of Service: August, 2016 - Present
  Responsibilities: Manage school-based, community health clinic.

Name: Peter Lilienthal

Peter Lilienthal's current primary role is with truCurrent. Peter Lilienthal currently services less than 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director
  Dates of Service: April, 2025 - Present
  Responsibilities: Peter gives advice on markets and other issues. He receives 5K shares per year in compensation.

Other business experience in the past three years:

- Employer: UL Solutions
  Title: Global Microgrid Lead
  Dates of Service: December, 2019 - March, 2024
  Responsibilities: Helping with the integration of their acquisition of HOMER Energy and supporting the HOMER software.

Other business experience in the past three years:

- Employer: truCurrent
  Title: Senior Advisor
  Dates of Service: June, 2024 - Present
  Responsibilities: Provide advice to their microgrid development activities.

Other business experience in the past three years:

- Employer: University of Colorado
  Title: Adjunct Professor
  Dates of Service: August, 2023 - January, 2025
  Responsibilities: Peter designed and taught a course on Microgrids.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change that may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock in the amount of up to $4,753,233.00 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the

Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our EV Solar Charger. Delays or cost overruns in the development of our EV Solar Charger and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation. The Tariff battle with China creates another degree of uncertainty.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and resulting in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less if later investors have better terms than those in this offering.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation Crowdfunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg D or Reg CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Intense Market Competition
The market in which the Company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the Company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the Company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the Company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the Company's ability to operate.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. Ifwe are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our

current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing a platform for online capital formation. Our revenues are therefore dependent upon the market for online capital formation.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage of some of our products. Delays or cost overruns in the development of some of our products and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, change in the cost of conventional fuels and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our

business growth depends on the market interest in the Company over other activities.

We are an early-stage company and have limited revenue and operating history
GoSun Inc. was formed on 12/21/2016. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. GoSun Inc. has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, several copyrights, and several Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even ifwe believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, ifwe are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at anytime
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also

be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Currently, the USA is in a trade war with China.
Although the design and engineering work is done in Cincinnati, OH, USA, the majority of our manufacturing is done offshore, particularly in mainland China. Duties from 10-30% can affect the profitability of the Company. There is no assurance that these duties will be temporary or that they will not increase in the future. Shipping rates are increasing from China.

The Company is a business that has sustained net losses in the past.
There is no assurance that the Company will be profitable in the future. The Company will depend on raising additional cash through an offering such as this one to maintain its operations.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Patrick Sherwin	6,114,400	Common Stock	53.3%

The Company's Securities

The Company has authorized Common Stock, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,000,000 of Common Stock.

Common Stock

The amount of security authorized is 25,000,000 with a total of 12,390,128 outstanding.

Voting Rights

One vote per share

Material Rights

The total amount outstanding includes 930,000 shares to be issued pursuant to stock options issued.

See the Company's First Amended and Restated Certificate of Incorporation, attached as Exhibit F to the Offering Memorandum, for further information on the material rights of these securities.

Preferred Stock

The amount of security authorized is 2,000,000 with a total of 1,319,038 outstanding.

Voting Rights

There are no voting rights associated with Preferred Stock.

Material Rights

See the Company's First Amended and Restated Certificate of Incorporation, attached as Exhibit F to the Offering Memorandum, for further information on the material rights of these securities.

Liquidation preference, right to convert, dividend distribution pari passu with common holders.

What it means to be a minority holder

As a minority holder of Common Stock of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Series A Preferred Stock
  Type of security sold: Equity
  Final amount sold: $2,705,773.00
  Number of Securities Sold: 1,319,038
  Use of proceeds: Inventory, Marketing, Working Capital & R&D
  Date: April 11, 2023
  Offering exemption relied upon: Regulation CF

- Name: Series A Preferred Stock
  Type of security sold: Equity
  Final amount sold: $100,000.00
  Number of Securities Sold: 20,000
  Use of proceeds: Operations
  Date: June 01, 2022
  Offering exemption relied upon: 506(b)

- Name: Series A Preferred Stock
  Type of security sold: Equity
  Final amount sold: $50,000.00
  Number of Securities Sold: 10,000
  Use of proceeds: Operations
  Date: January 01, 2023
  Offering exemption relied upon: 506(b)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $1,068,392.00
  Number of Securities Sold: 876,818
  Use of proceeds: R&D, Marketing, and Operations
  Date: June 23, 2022
  Offering exemption relied upon: Regulation CF

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $246,765.94
  Number of Securities Sold: 100,987
  Use of proceeds: Research and Development, Marketing, Working Capital
  Date: September 24, 2024
  Offering exemption relied upon: Regulation CF

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 2,383
  Use of proceeds: Prior raise's intermediary's compensation
  Date: September 24, 2024
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

GoSun Inc. (the "Company") is a corporation organized on December 21, 2016, under the laws of Delaware. The Company designs and manufactures solar chargers, power generators, solar ovens, solar coolers, solar battery chargers, solar lights, campers, boats, EV chargers, and other solar items that are sold to customers through its e-commerce website, other online stores, and distributors.

Applied Sunshine, LLC (the "Subsidiary Company") is a limited liability company organized on January 25, 2011, under the laws of Ohio under common ownership and control as the Company. In December 2016, the Subsidiary Company merged with the Company in an acquisition transaction effective January 1, 2017, whereby the 100% owner of the Subsidiary Company agreed to exchange 100% interest in the Subsidiary Company for 8,300,000 shares of the Company's common stock, transferring ownership of the Subsidiary Company to the Company as a wholly-owned subsidiary.

Over the past year, the Company experienced a 7.8% decrease in revenue, from $2,818,617 in 2023 to $2,600,039 in 2024. Despite this decline, gross profit increased from $1,027,274 in 2023 to $1,196,300 in 2024, a 16.5% improvement, largely due to better cost management and a shift in product focus. Operating expenses remained steady year over year, totaling approximately $2.44 million in both 2023 and 2024, although there were internal shifts: research and development spending nearly doubled from $320,147 to $609,150, while general and administrative expenses decreased.

The drop in overall revenue continues to reflect what the Company believes is an industry-wide headwind and lingering post-COVID market corrections, along with a continued dip in average order value and online store conversion. Advertising costs decreased from $503,119 in 2023 to $348,881 in 2024, but the return on advertising spend did not show meaningful improvement, suggesting reduced marketing efficiency.

The Company continued to prioritize innovation, with significant resources committed to developing higher-revenue offerings like off-grid RV Campers and a new line of Solar Electric Boats. These large-ticket items showed promising traction, contributing over 10% of sales, but management believes this may have cannibalized attention from traditionally strong-selling products.

A major milestone was reached with the Q2 2024 launch of the Company's solar charging system for electric vehicles, a key initiative intended to bolster future growth. Pre-orders for this product have been strong, with the Company expecting to fulfill a substantial portion in 2025. Research and development expenses tied to such innovation were essential to laying the groundwork for future revenue expansion.

Although several smaller new products underperformed relative to expectations, they were lower-cost items and contributed to the reduction in average order value. Looking ahead, the Company believes its strategic focus on sustainable, higher-value innovations and enhanced product design will create opportunities to regain top-line momentum.

Historical results and cash flows:

It is reasonable to project revenues similar to previous years detailed in the financial statements. GoSun anticipates regular operations to ensue, with sales coming from a variety of channels. During each of the past two years, a portion of the year's revenues came from crowdfunded products. GoSun is currently launching a self-directed product crowdfunded effort on its own website.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

GoSun Inc. has approximately $243,000 in cash on hand as of April 15, 2025, plus an unused line of credit of $250,000. The current Reg CF fundraising on StartEngine.com is anticipated to increase cash on hand as capital is being raised, as well as new sales in 2025. The Company has no long-term cash obligations and has a low fixed overhead.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds will support growth for funding our new products and general operations. The Company has cash on hand and a Line of Credit. The Company can downsize and tap into the Line of Credit if absolutely necessary.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

As previously mentioned, capital is needed to fund growth and for future operations. The funds raised from a successful raise will increase the liquid cash available by 1000%

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

We estimate being able to run the Company for one year if the minimum is raised. The Company has fixed operating costs and no long-term leases or debt. If only the minimum is raised, the Company can lower its overhead.

How long will you be able to operate the company if you raise your maximum funding goal?

The Company will be able to operate the Company for the next three years if we raise the maximum.

The Company provides products that offer more independence and resilience since they do not depend on outside fuel or power sources. Due to rising fuel costs and environmental concerns, the market is growing for these products. The Company cannot assure that this trend will continue, or if due to the current economic uncertainties, or political changes, customers will continue to purchase the Company's products.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

GoSun has a $250,000 Line of Credit, and generates cash from current operations and sales. As we grow, we plan to perform future capital raises, new product crowdfunding campaigns, and expand marketing of current product offerings.

Indebtedness

- Creditor: Operating Lease
  Amount Owed: $58,756.00
  Interest Rate: 0.0%
  Maturity Date: November 30, 2026
  The Company has an operating lease for its business premises. The original lease agreement required monthly payments of $8,843 and included escalation clauses. In November 2024, the lease was amended to reduce the monthly rent to $5,000 and extend the lease term through November 2026. Rent expense is recorded on a straight-line basis over the lease term.

Related Party Transactions

- Name of Person: Patrick Sherwin and Emily Zaebst
  Relationship to Company: Officers and directors
  Nature / amount of interest in the transaction: $900 per month
  Material Terms: Patrick Sherwin, Founder and CEO of GoSun Inc., and Emily Zaebst, a board member of the company, jointly own a building that is leased by GoSun for office and research and development location. The lease is on a month-to-month basis at a fair market rate of $900 per month. In March 2024, the monthly rent was reduced from $1,800 to $900 to reflect decreased usage of the building's square footage.

Valuation

Pre-Money Valuation: $41,127,498.00

Valuation Details:

The Company set its valuation internally, without a formal third-party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

The total number of shares outstanding on a fully diluted basis (13,709,166 shares) includes 12,779,166 shares issued and

930,000 shares issued pursuant to stock options issued.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- StartEngine Service Fees
  92.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $3,000,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- Inventory
  28.0%
  As the Company revenues increase, it is important to increase inventory on hand in order to meet these revenues.

- Marketing
  28.0%
  The Company is increasing its marketing and advertising outreach to continue its revenue growth.

- Working Capital
  20.0%
  As the Company is growing rapidly, additional working capital is needed to fund all areas of the company.

- Research & Development
  15.5%
  New product development to meet the company's goals of releasing new products every year is a key component of the Company's success.

- StartEngine Service Fees
  1.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.gosun.co (https://www.gosun.co/pages/investment).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/gosun

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR GoSun Inc.

[See attached]

GOSUN INC.

AUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED
DECEMBER 31, 2024, and 2023

GOSUN INC.

TABLE OF CONTENTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
GoSun Inc.

Opinion

We have audited the consolidated financial statements ("financial statements") of GoSun Inc. which comprise the balance sheets as of December 31, 2024, and 2023, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of GoSun Inc. as of December 31, 2024, and 2023, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of GoSun Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Going Concern

As discussed in Note 10, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about GoSun Inc.'s ability to continue as a going concern for period of twelve months from the end of the year ended December 31, 2024.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of GoSun Inc.'s internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about GoSun Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart Accountancy Corp.

March 5, 2025
Los Angeles, California

GOSUN INC.
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2024, and 2023

	December 31, 2024	December 31, 2023
Assets		
Current assets:		
Cash	$ 456,536	$ 1,086,362
Accounts receivable	26,819	-
Other receivables	28,408	15,505
Inventory	1,184,008	1,564,770
Prepaid expenses	3,377	20,272
Total current assets	1,699,148	2,686,909
Property and equipment, net	40,732	54,355
Intangible assets, net	37,821	38,266
Investments	300,000	300,000
Right of use asset	82,434	198,665
Deposits	7,504	7,504
Security deposit	1,500	1,500
Total assets	$ 2,169,140	$ 3,287,198
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	74,592	$ 40,862
Deferred revenue	214,454	208,448
Operating lease liability, current	58,756	90,628
Total current liabilities	347,801	339,938
Operating lease liability, net of current portion	-	106,583
Total liabilities	347,801	446,521
Commitments and contingencies		
Stockholders' equity:		
Common Stock	1,150	1,200
Preferred Stock	130	130
Additional paid in capital	5,891,827	5,691,065
Accumulated deficit	(4,071,769)	(2,851,718)
Total stockholders' equity	1,821,339	2,840,676
Total liabilities and stockholders' equity	$ 2,169,140	$ 3,287,198

The accompanying notes are an integral part of these consolidated financial statements.

GOSUN INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2024, and 2023

	Year Ended December 31,	
	2024	2023
Revenues	$ 2,600,039	$ 2,818,617
Cost of sales	1,403,739	1,791,343
Gross profit	1,196,300	1,027,274
Operating expenses:		
General and administration	408,037	555,511
Sales and marketing	1,424,107	1,575,065
Research and development	609,150	320,147
Total operating expenses	2,441,294	2,450,722
Loss from operations	(1,244,994)	(1,423,448)
Other income (expense):		
Interest income	(2,313)	8,257
Other income	(22,630)	50,800
Total other income (expenses)	(24,943)	59,057
Net loss	$ (1,220,051)	$ (1,364,391)

The accompanying notes are an integral part of these consolidated financial statements.

GOSUN INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2024, and 2023

	Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount			
Balance at December 31, 2022	1,169,832	$ 117	12,000,358	$ 1,200	$ 5,152,663	$ (1,487,327)	$ 3,666,654
Issuance of preferred stock for investments	10,000	1	-	-	49,999	-	50,000
Equity issuance, net of issuance cost	117,441	12	-	-	384,088	-	384,100
Stock-based compensation	-	-	-	-	104,314	-	104,314
Net loss	-	-	-	-	-	(1,364,391)	(1,364,391)
Balance at December 31, 2023	1,297,273	$ 130	12,000,358	$ 1,200	$ 5,691,065	$ (2,851,718)	$ 2,840,677
Issuance of common stock	-	-	46,400	5	19,405	-	19,409
Equity issuance, net of issuance cost	-	-	100,987	10	212,729	-	212,739
Treasury Shares	-	-	(643,600)	(64)	(31,371)	-	(31,436)
Net loss	-	-	-	-	-	(1,220,051)	(1,220,051)
Balance at December 31, 2024	1,297,273	$ 130	11,504,145	$ 1,150	$ 5,891,827	$ (4,071,769)	$ 1,821,339

The accompanying notes are an integral part of these consolidated financial statements.

GOSUN INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2024, and 2023

	Year Ended December 31,	
	2024	2023
Cash flows from operating activities:		
Net loss	$ (1,220,051)	$ (1,364,392)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	33,014	34,778
Stock-based compensation	-	104,314
Non-cash lease expense	(3,140)	(1,451)
Changes in operating assets and liabilities:		
Accounts receivable	(26,819)	3,643
Other receivables	(12,903)	97,453
Inventory	380,761	254,699
Prepaid expenses	16,895	13,972
Accounts payable and accrued liabilities	33,730	(86,825)
Deferred revenue	6,006	112,713
Net cash used in operating activities	(792,506)	(831,095)
Cash flows from investing activities:		
Purchase of property and equipment	(15,429)	(16,430)
Intangible assets	(3,198)	(4,512)
Security deposit	-	(1,500)
Net cash used in investing activities	(18,627)	(22,442)
Cash flows from financing activities:		
Proceeds from issuance of common stock, net of issuance cost	212,744	384,100
Repurchase of common shares	(31,436)	-
Net cash provided by financing activities	181,308	384,100
Net increase (decrease) in cash	(629,825)	(469,438)
Cash at beginning of period	1,086,362	1,555,801
Cash at end of period	$ 456,536	$ 1,086,362
Supplemental disclosure of cash flow information:		
Cash paid for interest	$ -	$ -
Supplemental disclosure of non-cash investing and financing activities:		
Issuance of stock against services	$ 19,409	$ 50,000

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1 –DESCRIPTION OF BUSINESS

GoSun Inc. ("the Company"), is a corporation organized on December 21, 2016, under the laws of Delaware. The Company designs and manufactures solar cookers, solar refrigerators, solar chargers, solar water purifiers, solar generators and other solar products that are sold to customers through its e-commerce platform and other distributors and retail stores.

Applied Sunshine LLC (the "Subsidiary Company"), is a limited company organized on January 25, 2011, under the laws of Ohio under common ownership and control as the Company, In December 2016, the Subsidiary Company merged with the Company in an acquisition transaction effective January 1, 2017, whereby the 100% owner of the Subsidiary Company agreed to exchange 100% interest in the Subsidiary Company for 8,300,000 shares of the Company's Common Stock, transferring ownership of the subsidiary Company to the Company as a wholly owned subsidiary.

NOTE 2 –SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation and Consolidation

The accompanying consolidated financial statements (hereinafter referred to as "financial statements") are presented on an accrual basis in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). All significant intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of the financial statements in conformity with the accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to estimates and assumptions include the carrying value of fixed assets and accounts receivable. Actual results could differ significantly from such estimates.

Cash and cash equivalents

Cash and cash equivalents consist of demand deposits at banks and highly liquid deposits at banks with an original maturity of three months or less.

The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2024, the Company's cash balances included $105,643 in excess of the FDIC-insured limits. As of the date of these financial statements, management took steps to move excess capital into an insured brokerage account.

Inventories

Inventories consist primarily of finished products, which consist primarily of solar cookers, solar coolers, solar chargers, solar water purifiers, and other solar products. Inventories are recorded at the lower cost or market, using the weighted average cost method. As of December 31, 2024, and 2023, the inventory was $1,184,008 and, 1,564,770 respectively. As of December 31, 2024, the Company determined there was no reserve for obsolescence necessary.

Account Receivables

Accounts receivables are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management's evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience and other pertinent factors.

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instrument – Credit Losses.". This ASU, and the related ASUs issued subsequently by the FASB introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information and reasonable supportable forecasts.

The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on financial statements as the Company's customers are direct consumers and pay at the time of purchase. As of December 31, 2024, the Management determined an allowance for expected credit loss was not material to the financial statements.

Fixed Assets

Fixed assets are recorded as costs. Major improvements and betterments are capitalized while maintenance, repairs and minor renewals are charged to expense as incurred. Upon the sale or retirement of depreciable property, the related cost and accumulated depreciation are removed from the accounts and resulting gains or losses are recognized in operations. Depreciation is computed on the straight-line method. The estimated useful lives are as follows:

	Estimated lives (in years)
Equipment	5
Furniture and fixtures	5-7
Molds	3-5
Vehicles	5

Impairment of Long-Lived assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets might not be recoverable. Conditions that would necessitate an impairment assessment include a significant decline in the observable market value of an asset, a significant change in the extent or manner in which an asset is used, or a significant adverse change that would indicate that the carrying amount of an asset or group of assets is not recoverable.

For long-lived assets to be held and used, the Company recognizes an impairment loss only if its carrying amount is not recoverable through its undiscounted cash flows and measures the impairment loss based on the difference between the carrying amount and fair value.

Intangible Assets

Intangible assets are amortized over the respective estimated lives unless the lives are determined to be indefinite and reviewed for impairment whenever events or other changes in circumstances indicate that the carrying amount may not be recoverable. Impairment testing compares carrying values to fair values and, when appropriate, the carrying value of these assets is reduced to fair value. Impairment charges, if any, are recorded in the period in which the impairment is determined.

The Company capitalizes costs related to obtaining and filing patents, copyrights, and trademark applications and commences amortization over a patent's estimated useful life, typically seventeen years when a patent is successfully filed. During 2024 and 2023, the Company had $37,821 and $38,266 in intangible assets, net, pertaining to capitalized patent, copyright, and trademark-related costs. Amortization expenses for the year ended December 31, 2024, and 2023 were $3,962 and $3,505, respectively. The Company evaluates the capitalized costs for impairment.

Investments

The Company accounts for investments in which it has minority ownership under the cost method. The Company evaluates the investments annually for indicators of impairment. As of December 31, 2024, no impairment was recognized.

Revenue Recognition

The Company determines revenue recognition through the following steps:

1 - Identification of a contract with a customer
2 - Identification of the performance obligations in the contract
3 - Determination of the transaction price
4 - Allocation of the transaction price to the performance obligations in the contract
5 - Recognition of revenue when or as the performance obligations are satisfied.

In 2024 and 2023, GoSun Inc. pre-sold products including Camp 365, Boats and Solar EV chargers through crowdfunding platforms including Indiegogo and Kickstarter. Revenues from pre-sales are recognized when products ship. The Company's deferred revenues balances were $214,454 and $208,448 as of December 31, 2024, and 2023, which includes revenue from pre-sale campaigns and amounts received for products not yet shipped to customers.

Advertising

The Company expenses the cost of advertising and promotions as incurred. Advertising expenses for the years ended December 31, 2024, and December 31, 2023, were $348,881 and $503,119, respectively.

Research and Development

Research and development costs are expensed as incurred. The Company recorded $609,150 and $320,147 of research and development costs for the years ended December 31, 2024, and December 31, 2023, respectively.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized. The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the consolidated financial statements.

The Company has determined that there are no material uncertain tax positions. The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. The Company estimates it will have a net operating loss carryforward of approximately $1,828,513 as of December 31, 2024. The Company pays federal taxes at a rate of 21% and has used this effective rate to derive net deferred tax assets of $383,988 as of December 31, 2024, resulting from its net operating loss carryforwards and other book-to-tax differences.

Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforwards, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero. The Company files U.S. federal, and City of Cincinnati income tax returns. There is no corporate income tax for the State of Ohio. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

Leases

The Company has adopted ASC 842, "Leases," effective from the beginning of the fiscal year ended December 31, 2024.

Under ASC 842, the Company recognizes right-of-use (ROU) assets and lease liabilities for substantially all operating leases for more than 12 months and finance leases.

Lease liabilities are measured at the present value of lease payment which is to be paid over the period of lease using the incremental borrowing rate. ROU assets are initially measured at the present value of lease payments adjusted for any payments before the commencement of the lease. ROU assets are amortized over the period of the lease and recognized as expenses. Refer to Note 5.

NOTE 3 - FAIR VALUE MEASUREMENTS

The Company reports its fair value measures using a three-level hierarchy that prioritizes the inputs used to measure fair value. This hierarchy, established by GAAP, requires that entities maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three levels of inputs used to measure fair value are as follows:

- Level 1. Quoted prices for identical assets or liabilities in active markets to which the organization has access at the measurement date.

- Level 2. Inputs other than quoted prices included in level 1 are observable for the asset or liability, either directly or indirectly. Level 2 inputs include:

I. Quoted prices for similar assets or liabilities in active markets

II. Quoted prices for identical or similar assets in markets that are not active.

III. Observable inputs other than quoted prices for asset or liability (for example, interest rates and yield curves); and

IV. Inputs derived principally from or corroborated by, observable market data by correlation or by other means.

- Level 3. Unobservable inputs for asset or liability. Unobservable inputs should be used to measure the fair value to the extent that observable inputs are not available.

When available the Company measures fair value using level 1 input because they generally provide the most reliable evidence of fair value. The primary use of fair value measures in financial statements is the initial measurement of cash and cash equivalents, accounts receivable, fixed assets and long-lived assets.

NOTE 4 — PROPERTY AND EQUIPMENT

	December 31,	
	2024	2023
Equipment	33,634	32,462
Furniture and fixtures	10,864	10,864
Molding	225,270	211,013
Vehicle	17,319	17,319
Total property and equipment, cost	287,087	271,658
Accumulated depreciation	(246,355)	(217,304)
Total property and equipment, net	$ 40,732	$ 54,355

Depreciation expenses for the year ended December 31, 2024, and December 31, 2023, were $29,051 and $31,274, respectively.

NOTE 5 — INVESTMENTS

In September 2020, the Company entered into an equity purchase agreement with a third party for a purchase price of $100,000 in exchange for a 10% ownership interest. The Company paid $50,000 in cash consideration and issued 38,462 shares of Common Stock with a fair value of $50,000. The investment is accounted for under the cost method.

In June 2022, the Company entered into an equity purchase agreement with the same third party for a purchase price of $100,000 in exchange for an additional 9% ownership interest. The Company paid $50,000 in cash consideration and issued 10,000 shares of Preferred Stock with a fair value of $50,000. The investment is accounted for under the cost method.

In June 2022, the Company entered into an agreement with a third party to do a stock swap of $50,000. The Company issued 10,000 shares of Preferred Stock valued at $5.00 per share in exchange for their stock valued at $0.65 a share. The $50,000 consideration by the Company was accounted for as an investment under the cost method.

In 2023, the Company issued 10,000 shares of preferred stock for an incremental ownership interest in an entity. The fair value of the issuance was $50,000, or $5.00 per share. The investment is accounted for under the cost method.

During the year ending December 31, 2024, there were no changes to the investment in preferred stock. No additional shares were issued, and the carrying amount of the investment remained unchanged.

NOTE 6 — LEASES

The Company has an operating lease for business premises, The Company's leases have terms maturing through 2025. Monthly payments range from $8,633 to $9,071 and contain escalation clauses. Rent expense is recorded on a straight-line basis over the lease term.

The weighted average remaining lease term for operating leases as of December 31, 2024, was 1 year.

The weighted average discount rate for operating leases as of December 31, 2024, was 4.6%.

Minimum future lease payments under a non-cancellable lease as of December 31, 2024, are as follows:

Minimum Lease Payments		
2025	$	58,756
2026		-
2027		-
2028		-
2029		-
Thereafter		-
Total undiscounted lease payments	$	58,756

In November 2024, the lease payment terms were amended, resulting in a reduction of the monthly payment from $8,843 to $5,000 for the remainder of the lease term, ending on December 31, 2025.

NOTE 7 — STOCKHOLDERS' EQUITY

Capital Structure

As of December 31, 2023, the Company's amended and restated articles of incorporation authorized the Company to issue 25,000,000 shares of Common Stock and 2,000,000 shares of Preferred Stock, at a $0.0001 par value.

The Preferred Stock is convertible into shares of Common Stock on a one-to-one basis. The Preferred Stock shall be automatically converted to Common Stock upon an initial public offering, upon written consent of the majority of the preferred holders or upon a change of control. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or deemed liquidation event, the preferred stockholders shall be entitled to a liquidation preference prior to common stockholders at a liquidation preference of $1.00 per share.

In 2023, the Company issued an aggregate of 10,000 shares of Preferred Stock pursuant to investments for a total fair value of $50,000.

In 2023, The Company issued an aggregate of 117,441 shares, including 2,116 in bonus shares, pursuant to its crowdfunding raise for net proceeds of $384,100.

In 2024, the Company issued an aggregate of 100,987 shares under its crowdfunding raise for net proceeds of $246,766.

On December 31, 2023, there were 12,000,358 shares of Common Stock issued, and outstanding. On December 31, 2023, there were 1,297,273 shares of Preferred Stock issued and outstanding.

On December 31, 2024, there were 11,504,145 shares of Common Stock issued, and outstanding. On December 31, 2024, there were 1,297,273 shares of Preferred Stock issued and outstanding.

During the years ended December 31, 2024, the Company buy back 643,600 shares of its own common stock for $6,436. These shares are currently held as treasury shares.

NOTE 8 - SHARE-BASED PAYMENTS

Stock Plan

The Company has adopted the 2017 Equity Incentive Plan (the "Plan"), which provides for the grant of shares of stock options to employees and service providers. Under the Plan, the number of shares reserved for the grant was 2,500,000 shares as of December 31, 2023. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally has a term of ten years. Stock options comprise all of the awards granted since the Plan's inception.

Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company's common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expenses could be materially different for future awards.

The expected life of stock options was estimated using the "simplified method," which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants.

The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option.

The Company has adopted the 2020 Equity Incentive Plan (the "2020 Plan"), which provides for the grant of shares of stock options to employees and service providers. Under the 2020 Plan, the number of shares reserved for grant was 3,000,000 shares as of December 31, 2020. As of December 31, 2023, no awards have been granted under the 2020 Plan.

The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent, actual results or updated estimates differ from the Company's current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised. The assumptions utilized for option grants during the year ended December 31, 2024, are as follows:
For options issued to date, a vesting schedule of three years has been used. A summary of information related to stock options for the years ended December 31, 2024, is as follows:

	Options	Exercise Price
Outstanding, December 31, 2020	2,380,000	$ 0.90
Exercised	(25,000)	$ 1.30
Forfeited	(350,000)	$ 0.72
Outstanding, December 31, 2021	2,005,000	$ 0.93
Exercised	(30,000)	$ 0.60
Forfeited	(875,000)	$ 1.30
Outstanding, December 31, 2022	1,100,000	$ 0.64
Forfeited	(170,000)	$ 1.30
Exercisable, December 31, 2023	930,000	$ 1.30
Forfeited	-	
Exercisable, December 31, 2024	930,000	$ 1.30

NOTE 9 - SUBSEQUENT EVENTS

Management has evaluated subsequent events through March 5, 2025, which is the date the consolidated financial statements were available to be issued.

In February 2025, subsequent to year end, the Company executed an agreement with StartEngine (registered crowdfunding platform) to raise additional capital under Regulation Crowdfunding.

Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these consolidated financial statements.

NOTE 10 – GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net loss of $1,220,051 and an operating cash outflow of $792,506. These factors

normally raise doubt about the Company's ability to continue as a going concern. However, the Company has $490,563 in cash as of December 31, 2024, which is sufficient to cover current liabilities amounting to $347,801.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues, obtain financing and/or raise additional money through crowdfunding or other mediums, sufficient to meet current and future obligations and deploy such to produce profitable operating results.

The Company also has 1,900 pre-ordered Solar EV chargers with MSRP of $3,000 out of which, the Company expects to fulfill 1,000 units in 2025 and the estimated revenue expected from this will support future cash flows and the Company will need additional working capital to manufacture and fulfill these orders.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

NOTE 11 – Related Party

Patrick Sherwin, Founder and CEO of GoSun Inc., and Emily Zaebst, a board member of the company, jointly own a building that is leased by GoSun for office and research and development location. The lease is on a month-to-month basis at a fair market rate of $900 per month. In March 2024, the monthly rent was reduced from $1,800 to $900 to reflect decreased usage of the building's square footage.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

GET A PIECE OF GOSUN

Charging the Solar-Powered EV Revolution

As pioneers of off-grid energy solutions, GoSun is aiming to revolutionize the solar industry and the electric vehicle (EV) charging landscape with its innovative, smart technology—empowering individuals to live more independent, resilient lives. Its newest innovation, the EV Solar Charger, is designed to address one of the EV market's biggest challenges: reliable, sustainable charging.

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Get Equity

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


invest in the
Solar Future
gosun

$986,522.93 Raised

Get Equity
$3.00 Per Share

PREVIOUSLY CROWDFUNDED
$4,020,930.94

RAISED
$986,522.93

INVESTORS
373

MIN INVEST
$348

VALUATION
$41.13M

Most Funded
Top 15 in amount raised on StartEngine

What does this badge mean? See here

REASONS TO INVEST

- $7M+ in pre-sales of EV solar charger:* Demonstrates demand for new innovation that gives drivers true freedom from the grid.
- 175,000+ Customers & Counting: Global traction with a loyal community that trusts GoSun to power their lives with the Sun.
- Positioned in a combined $500B+ market: GoSun is tapping into markets with recent momentum, including electric vehicles, solar energy, and emergency preparedness. With over 4 million EVs in the US, and 40M+ globally, the EV market alone is projected to increase from $16B in 2023 to $141B by 2030.

*The EV solar charger is not yet available to consumers.

TEAM



Patrick Sherwin • CEO, Director and Secretary

Seasoned inventor, designer and entrepreneur. Visionary innovator, he leads the development of breakthrough solar solutions that empower clean, off-grid living to anyone.

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Dr. Peter Lilienthal • Director

Renewable energy pioneer, creator of HOMER microgrid software, and global expert in off-grid and hybrid renewable power system design.

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Gary Starr • Business Development

Experienced in market entry, business growth, and international sales. Seasoned clean-tech entrepreneur with two public company exits. Innovator in electric vehicles dedicated to advancing sustainable mobility.

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Emily Zaebst • Director

Anticipates business needs and ensures smooth operations. Public health leader and environmental innovator with decades of experience in solar and off-grid living.

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Weifeng Zheng • Director of Production

Experienced in procurement, engineering, and production. Oversees GoSun's production operations in China, ensuring the highest quality and efficiency in manufacturing solar-powered products.

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THE PITCH

From Portable Solar Solutions to Powering Electric Vehicles

From off-grid ovens and coolers to water purifiers, GoSun products have helped shape a new standard for off-grid living, supporting more freedom and resilience during emergency situations and everyday life. Now, we're aiming to take clean energy to the next frontier: electric vehicles.

GoSun's Traction & Order Backlog


gosun
Innovative Solar Tech
$25M
Sales to date
$5.5M
Raised
2K
EV Solar Charger reservations

**Past performance does not guarantee future results. There is no guarantee that sales will continue to increase or that you will see returns on your investment.*

***$5.5M is the total previously raised amount.*

****2k EV Solar Charger reservations as of April 22, 2025.*

Driving on Sunshine

Our latest innovation, the **GoSun EV Solar Charger**, delivers truly independent charging—anywhere the sun shines. As the EV market surges, GoSun believes it is positioned at the intersection of sustainability, mobility, and energy freedom.


gosun

The EV solar charger is in pre-production and not yet available to consumers.

THE PROBLEM & OUR SOLUTION

The Grid is Broken. GoSun Aims to Build a Better Way.

The world is shifting to electric vehicles, but the current infrastructure hasn't caught up. Most EV chargers are tied to an aging, overloaded grid that is expensive to install, often unreliable, and vulnerable during power outages. Meanwhile, extreme weather and rising utility costs are making energy independence more urgent than ever.

GoSun's solution is simple and sleek. We design portable, solar-powered solutions that bring energy independence to anyone, anywhere. From cooking, cooling, purifying water, and soon to charging electric vehicles, our products deliver off-grid resilience without sacrificing comfort or convenience.


$5,000 Reward Level
Earn a FREE
EV Solar Charger
or Solar Kitchen Pro
FREE
Shipping
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for Delivery
OWN
GoSun
Shares
EARN
10% Bonus
Shares

Images are computer-generated demo versions. The product is not yet available in the market.

GoSun's **new compact rooftop carrier** is lightweight, durable, and contains eleven hundred watts of solar power, which - based on internal modeling in sunny regions - is enough to make around 70% of a vehicle's annual mileage. That means users can charge virtually anywhere to meet their daily commuting needs or go off-grid.






gosun


gosun
gosun

THE MARKET & OUR SOLUTION

A Decade of Solar Innovation, Now Driving the EV Revolution

GoSun is a recognized innovator in solar-powered consumer products, first helping to transform the solar cooking industry. With over 175,000 products sold in more than 80 countries, GoSun's patented technologies are designed for high standards for off-grid performance and reliability. Our innovations—ranging from solar ovens and coolers to water purification systems—have earned us a loyal customer base, international media coverage, and multiple utility and design patents that protect our competitive edge.



**The EV solar charger is in pre-production and not yet available to consumers.*

Global EV Market Projections


450
400
350
300
250
200
150
100
50
0
$415.5B
$255.2B
$155.7B
$95.9B
$59.9B
$37.9B
2024
2026
2028
2030
2032
2034

Source

**This chart represents projected market growth based on third-party industry research. Projections are not guarantees of future performance.*

Now, we're leveraging over a decade of off-grid experience to enter one of the fastest-growing sectors in the world: electric vehicle charging. The launch of the GoSun EV Solar Charger has sparked immediate interest, with **over $7 million in potential pre-order value** and a growing funnel of customers eager to power their vehicles with sunshine. This is more than a product—it's GoSun's entry into a large, underserved market where we believe GoSun's track record in solar innovation potentially positions us to scale quickly and effectively.

Earn a free EV Solar Charger when investing $5,000 or more


gosun


gosun

**Images are computer-generated demo version. The product is not yet available in the market.*

WHY INVEST

Join the Solar Revolution. Build a Brighter Future.

As the world demands more energy independence and resilience, GoSun is delivering proven, portable solutions that meet the moment. With a growing portfolio of patented solar appliances and a dedicated global customer base, GoSun believes it is well-positioned to lead the charge. The new **EV Solar Charger** is designed to offer a direct solution to one of the biggest challenges in the EV market with a powerful, grid-free solution for independent charging, anywhere the sun shines.

CES INNOVATION AWARDS 2021 HONOREE

CES CLIMATE CHANGE INNOVATOR AWARD 2019


INNOVATION NATION
WITH MO ROCCA


TOP CHEF

TREES FOR THE FUTURE

ClimatePartner Carbon Neutral Certified

More than just clean tech, this is a movement. GoSun products are designed to reduce emissions, increase self-reliance, and empower a better way of living. With over 175,000 customers worldwide and a team of experienced innovators at the helm, we've built a strong foundation—and now, we're preparing to scale.


gosun

Invest in freedom. Invest in the future. Invest in GoSun.


Invest Now

ABOUT

HEADQUARTERS
5151 Fischer Ave
Cincinnati, OH 45217

WEBSITE
View Site

As pioneers of off-grid energy solutions, GoSun is aiming to revolutionize the solar industry and the electric vehicle (EV) charging landscape with its innovative, smart technology—empowering individuals to live more independent, resilient lives. Its newest innovation, the EV Solar Charger, is designed to address one of the EV market's biggest challenges: reliable, sustainable charging.

TERMS

GoSun

Overview

PRICE PER SHARE
$3

VALUATION
$41.13M

DEADLINE
Dec. 6, 2025 at 7:59 AM UTC

FUNDING GOAL
$10K - $3M

Breakdown

MIN INVESTMENT
$348

OFFERING TYPE
Equity

MAX INVESTMENT
$3,000,000

SHARES OFFERED
Common Stock

MIN NUMBER OF SHARES OFFERED

3,333

MAX NUMBER OF SHARES OFFERED

1,000,000

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Circular →

Offering Memorandum →

Financials

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$2,169,140	$3,287,198
Cash & Cash Equivalents	$456,536	$1,086,362
Accounts Receivable	$26,819	$0
Short-Term Debt	$347,801	$339,938
Long-Term Debt	$0	$106,583
Revenue & Sales	$2,600,039	$2,818,617
Costs of Goods Sold	$1,403,739	$1,791,343
Taxes Paid	$0	$0
Net Income	-$1,220,051	-$1,364,391

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Loyalty Bonus: All previous investors will receive 50% bonus shares

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks and receive 5% bonus shares and receive a Sport-E Hybrid Solar Oven

Early Bird 2: Invest $5,000+ within the first 2 weeks and receive 15% bonus shares and receive a EV Solar Charger or Solar Kitchen Pro

Early Bird 3: Invest $10,000+ within the first 2 weeks and receive 20% bonus shares and receive a EV Solar Charger or GoSun Grid

Volume- Based Perks

Tier 1: Invest $1,000+ and receive a Sport-E Hybrid Solar Oven

Tier 2: Invest $2,500+ and receive a Chill Solar Cooler + 60W Solar Table + 5% bonus shares

Tier 3: Invest $5,000+ and receive a EV Solar Charger or Solar Kitchen Pro + 10% bonus shares

Tier 4: Invest $10,000+ and receive a EV Solar Charger or GoSun Grid + 15% bonus

Tier 5: Invest $25,000+ and receive a EV Solar Charger or Prep Kit Super + Private Stay in GoSun Dream Tiny House and Visit with Patrick + 20% bonus

Tier 6: Invest $50,000+ and receive a Camp365 Model-T + EV Solar Charger or Prep Kit Super + Private Stay in GoSun Dream Tiny House and Visit with Patrick + 25% bonus

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

GoSun Inc. will offer 10% additional bonus shares for all investments that are committed by investors who are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $3.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $300. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed. Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

NEW UPDATES

10.02.25

🎉 Celebrating GoSun's Anniversary

Thanks for growing with us

This month, GoSun celebrates another year around the Sun — and what a journey it's been. From our first solar ovens to cutting edge solar technologies, we believe we've built an Innovation Machine that continues to deliver products that are practical, resilient, and loved around the world.


Solar Oven
Hybr id Solar Oven
Powerbanks
Powerbanks
EV Solar Charger
Coolers
Tiny Homes + Reusable Utensils
Clean Water + Coffee Maker
Off-Grid Campers + Personal Comfort
Off-Grid Campers + Personal Comfort

Looking back, here are just a few of the milestones that shaped GoSun's story:

- 🌞 **Sport** — world's first vacuum tube solar oven, makes a meal in just 20 minutes without fuel
- 🔥 **Fusion** — world's first hybrid solar + electric oven, proving you can cook day or night
- ❄️ **Chill** — solar-powered refrigeration, keeping food and drinks cold without ice
- 💧 **Flow** — a portable solar water purifier and pump, as well as sanitation with kitchen sink and shower
- ☕ **Brew** — the all-in-one portable solar coffee maker, because resilience should also taste good
- ⛺ **Camp365** (joint venture) — integrating GoSun's solar tech into ultralight and versatile off-grid camper
- 🚤 **Elcat and Splash** — solar-powered inflatable boats, showing the possibilities of water-based solar mobility
- ⚡ **EV Solar Charger** — our latest leap forward, giving EV drivers true independence by making it possible to drive on sunshine*

Each of these launches represents more than just a product — we think of them as proof of how GoSun transforms bold ideas into real-world solutions. Together, they've built a foundation that allows us to keep innovating and scaling.

As we celebrate this anniversary, we're grateful for the support of our investors, customers, and community. With over 15 solar innovations launched via crowdfunding, 175,000+ products delivered, and $7M** in pre-orders for our latest breakthrough, **we believe the best is yet to come.**



Enjoy Great Deals During Anniversary Sale

Here's to another year of innovation, resilience, and solar-powered living. Enjoy big savings on some of our best selling solar gear.

🌟 **Invest in GoSun »**

**The EV solar charger is not yet available to consumers.*

***There is no assurance that any of these pre-orders will result in binding orders or revenue for the Company.*

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

ALL UPDATES

09.29.25

Addressing Misconceptions About Our Solar Car

The Future Always Looks Impossible — Until It's Not

Every good innovation faces skepticism at first — and the GoSun EV Solar Charger is no exception. Since unveiling about a year ago, we've seen excitement and also plenty of questions online about performance, aerodynamics, and security.

That's why we created a short video to clear the air and show the full story:
▶️ Watch Video Below: **Addressing Misconceptions About the EV Solar Charger**


Solar EV Charger Explained

Here are a few of the most common concerns, and how we're addressing them:

- **Performance:** The EV Solar Charger delivers up to 1,100 watts of solar power when unfolded — enough to generate meaningful daily range (10-20 miles / day), especially on sunny days*. While not a complete replacement for grid charging, it adds freedom and resilience for drivers.
- **Aerodynamics:** On the road, the Charger folds down into a low-profile, compact unit. At high speed, drag will increase about 10%. We've designed it to balance utility with safety and efficiency.
- **Theft & Security:** The system is lockable, trackable, and removable, designed for peace of mind when parked. Like a bike rack or cargo carrier, it's a practical, real-world accessory.

Skepticism is natural — especially with innovations that disrupt conventional thinking. But as with our solar ovens a decade ago, proof only comes through real-world use and growing adoption. With over $7M in pre-orders already and strong media attention, the EV Solar Charger is demonstrating that people want to drive on sunshine — and GoSun believes we're leading the way.

Thank you for backing this journey. Together, we're overcoming misconceptions and showing what's possible when innovation meets persistence.

🌞 Invest in GoSun »



**Based on internal testing, conditions may vary. The EV solar charger is not yet available to consumers. This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.*

09.26.25

GoSun Community Passes 10,000 Members!

10,000 Voices, One Shared Vision: USE MORE SUN

From meals to miles, the Fuel-Free Frontier of GoSun has been pushing solar living for nearly a decade. Now, we're thrilled to share that our GoSun Facebook Group has recently grown to over 10,000 Community Members!



For us, this milestone is more than just a number. GoSun is becoming a popular solar brand not only because of what our products do, but because of the community that's grown around them.

The community maintains the pulse of the solar movement. What started as a place for GoSun owners to swap cooking tips and recipes, has blossomed into something much bigger:

- 🍳 **Recipes & Creativity:** Members post delicious solar-cooked meals, from cinnamon buns to full family dinners. They also develop hacks and new uses.
- 🔌 **Off-Grid Living Tips:** People share their experiences, showing use cases and scenarios with GoSun products to further a resilient, fuel-free lifestyle.
- 🌍 **Peer-to-Peer Support:** Owners helping owners — answering questions, giving feedback, and inspiring one another. This serves double duty by literally reducing our Customer Service inquiries.
- ❤️ **A True Community:** More than a product forum, it's a gathering place where people encourage each other to share, empower, and live lighter.



Screenshot from recent media posted on GoSun's Facebook group

As we scale new innovations like the EV Solar Charger, this passionate, engaged community is what gives GoSun its heartbeat, inspiration, and helps us reach new people every day. Thank you for supporting GoSun as we continue to develop clean energy technologies and grow our community.

🌞 Join the GoSun Community Kitchen »

🌞 Invest in GoSun »

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

09.24.25

EV Sales Surge + Join Webinar

The EV transition keeps accelerating

In August, Ford reported its best-ever month for EV sales — moving 10,671 units, a 19% increase year-over-year. The Mustang Mach-E led the charge with 7,226 sales, up more than 35% from last year, while the F-150 Lightning grew 21%.



This growth shows two things:

1. Demand for EVs is continually growing, even with policy headwinds and supply chain pressures.
2. Charging infrastructure must keep pace — we believe drivers need solutions that are affordable, convenient, and resilient.

That's where GoSun comes in. Our EV Solar Charger helps to answer this call with grid-independent, portable solar power that makes EV ownership easier, cheaper, and cleaner.

As Ford, Tesla, and other automakers race to scale EV production, GoSun believes we're solving the next big bottleneck: how and where drivers charge.

Together, with your support, we're making it possible to drive on sunshine.

🌞 Invest in GoSun



The EV solar charger is not yet available to consumers.

Join Tomorrow's Webinar

Thursday, Sept. 25th - 3:00-3:30PM EST (Noon PST)

Register Now: Inside the GoSun Innovation Machine

- Quick company story and core values (Integrity, Efficiency, Grit, Heart)
- Showcase: Solar Ovens → Solar Coolers → EV Solar Charger (evolution of innovation)
- How our decade of crowdfunding fuels the next big chapter
- Plenty of time for your questions during Q&A

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

09.19.25

World’s Most Lovable Solar Company

Innovation You Can Feel Good About

Yes, our products are unique — from solar ovens to solar fridges to EV chargers — but we believe what truly sets GoSun apart is how we’ve built ourselves into the hearts, minds, and even stomachs of our customers.

"I don't know what I was doing before I found my GoSun...." - Chillest customer, Erica in Conneticut. *These testimonials may not be representative of the experience of other customers and are not a guarantee of future performance or success.

With a focus on both **Recreation and Resilience**, GoSun believes we operate in a unique market niche that allows us to fill a different emotional space than others. While most solar companies are known for panels and kilowatts, GoSun is known for something more. And with that, we've generated a loyal community that both believes in and loves what we do.


SOLAR TABLE
38.4K
SOLAR
BOAT
35.9K
5.7K
5.5K
5.3K
5.1K
4.9K
4.8K
Recent screenshot from Instagram showing views on Reels in the last 30 days

😊 **Lovable brand:** We're one of the only solar companies that people actively celebrate and share. Our customers don't just use GoSun — they show it off at campgrounds, tailgates, and in their backyards.

🦋 **Growing social presence:** Our social media following continues to climb, amplifying awareness and engagement. Each new product sparks excitement, and user-generated content from every corner of the globe.

🍳 **Built through experiences:** Whether it's cooking a meal with the Sun, cooling drinks off-grid, or charging an EV on sunshine, GoSun delivers memorable, shareable moments that no one forgets.

In an industry often seen as technical, even geeky and male-dominated, GoSun stands out as human, approachable, and fun — a solar brand that people truly love. We believe that customer loyalty and advocacy are important drivers of growth and long-term value

Thank you for being part of this journey. Together, we're not just building solar products — we're building a solar movement.

Invest in GoSun



Join Next Thursday's Webinar

Sept. 25th - 3:00-3:30PM EST (Noon PST)

Register Now: Inside the GoSun Innovation Machine

- Quick company story and core values (Integrity, Efficiency, Grit, Heart)
- Showcase: Solar Ovens → Solar Coolers → EV Solar Charger (evolution of innovation)
- How our decade of crowdfunding fuels the next big chapter
- Plenty of time for your questions during Q&A

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

09.17.25

GoSun to Present at Sun Day — This Sunday

Join GoSun this Sunday at Sun Day

This Sunday, September 21st, GoSun will proudly join Sun Day — a global day of action and celebration focused on the clean energy future. The timing couldn't be more important.


Rise Up for a Sun-Powered Planet

Here in the U.S., the Federal government has rolled back support for wind and solar, pausing projects and raising costs. Yet globally, the momentum is undeniable: renewable energy investment hit a record $386 billion in the first half of 2025, with Europe, Asia, and Africa racing ahead in rooftop solar, offshore wind, and battery innovation.

Climate leader, Bill McKibben, is calling for a solar renaissance — and Sun Day is where that call becomes action. From parades to community showcases, people around the world will stand together to show that the future is solar-powered.


gosun

At GoSun, spreading more solar energy is at the heart of what we do. Our EV Solar Charger and full line of solar appliances demonstrate what's possible when good ideas and resources come together. On Sun Day, we'll be sharing our vision for solar-powered independence — from cooking and cooling to mobility — and how innovation can help billions live better, fuel-free lives.

WHEN: Sunday, September 21st at 1:00 PM EST - 5:00 PM EST

WHERE: Cincinnati Public Radio 2117 Dana Ave, Cincinnati 45207

🌞 Join us in celebrating Sun Day and the momentum of solar. Together, we're showing the world that the solar powered future is within reach. With your support, we're scaling innovations that answer Bill McKibben's call: Back to the wall, face to the Sun.

Invest in GoSun on StartEngine

09.11.25

Fall Webinar Series Announcement

🌞 Join GoSun's Fall Webinar Series

Go behind the scenes of the GoSun Innovation Machine. See how we've launched 15+ solar products and where the journey is headed. See the EV Solar Charger in action and get the latest updates on our progress to make driving on sunshine a reality. Meet the partners and community powering GoSun — and how together we're building a resilient, solar-powered future.


UNDER THE HOOD:
BUILDING THE SOLAR-POWERED FUTURE
WEBINAR SERIES
3 PART SERIES · LIVE ON ZOOM · 3PM EST
SEPT 25 · OCT 9 · OCT 21
REGISTER NOW

Format / Details for each Webinar: 30 minutes • Live on Zoom • 3:00 PM EST (Noon PST), 15 min presentation then Q&A

1) Thursday, Sept. 25th - 3:00-3:30PM EST (Noon PST)

Register Now: Inside the GoSun Innovation Machine

- Quick company story and core values (Integrity, Efficiency, Grit, Heart)
- Showcase: Solar Ovens → Solar Coolers → EV Solar Charger (evolution of innovation)
- How our decade of crowdfunding fuels the next big chapter
- Q&A

2) Thursday, Oct. 9th - 3:00-3:30PM EST (Noon PST)

Register Now: EV Solar Charger Progress & Demo

- Why EV + Solar is growing as a market opportunity
- Showcase: Live demo or video highlight of EV Solar Charger unfolding + charging
- Update on engineering, pre-orders, and manufacturing progress
- Q&A

3) Tuesday, Oct. 21st - 3:00-3:30PM EST (Noon PST)

Register Now: Partners, Community & the Future We're Building

- The power of collaborations: Cincinnati, Camp365, EV Dealers, etc
- Showcase: How partnerships accelerate design, scale, and impact
- A look ahead at GoSun's role in the solar lifestyle of tomorrow
- Q&A

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

09.09.25

Core Values: The DNA of GoSun

We Build With Purpose, Perseverance, and Heart

At GoSun, we carry a strong sense of purpose: making clean, accessible energy more available. This purpose fuels us with passion — but equally important, it grounds us with responsibility. By focusing on responsibility and balance, we avoid the burnout so common in startups, and instead build a company with resilience for the long run.


CORE
VALUES

At GoSun, our work is guided every day by four simple but powerful values:

- **Integrity** — We do what we say we'll do, and we build trust through honesty and transparency.
- **Efficiency** — From solar technology to business decisions, we strive to maximize impact with minimal waste.
- **Grit** — The road to innovation is never easy, but we persevere through challenges with determination.
- **Service** — At the core of everything, we care deeply about people, the planet, and creating meaningful solutions.

These values aren't just words on a page. They're how we've brought over 15 solar innovations to life and why our team continues to thrive.

The result? An Innovation Machine that keeps producing breakthrough products — from solar ovens to EV chargers — while staying true to the mission of building a brighter, fuel-free future. Thank you for supporting GoSun as we live out these values and scale what matters.

🌞 **Invest in GoSun**

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

09.05.25

GoSun EV Solar Charger – Production Timeline

Ready, Set, GoSun: Production Begins

We are overdue for an update on GoSun's next big solar product — the EV Solar Charger. Thanks to your support and the greater crowdfunding community, this innovative product is officially in production! We've been working hard behind the scenes since 2022, and now we're thrilled to bring clean, renewable charging to electric vehicles everywhere.

Below is a full timeline of this product's journey so far:

1) Concept & Research — Oct. 2022 - Feb. 2024

We kicked off this project with extensive research into EV charging needs, solar efficiency, and real-world applications. Driving on sunshine has always been our dream, and after careful analysis of the newest solar tech, we decided to make it possible. We began sketching out potential solutions, and building quick mockups to test feasibility.


gosun

The images shown are conceptual sketches for illustrative purposes only.

2) First Round Design and Engineering — March 2024 - July 2024

Our design and engineering team began receiving samples, building prototypes and test beds, and narrowed in on our first draft design. By combining decades of solar experience, and design and engineering know-how, we delivered our technical documentation to our suppliers.

3) First Sample Tooling and Testing — Aug 2024 - Dec 2024

We worked with our suppliers to quickly tool up for our first round of production samples. When we received these samples, we put them through their paces. Some were chopped up and modified, and others have already spent thousands of miles on top of EVs. We carefully documented all the areas we wanted to improve, and prepared for our next round of revisions.

4) Design and Engineering Tweaks — Jan 2025 - May 2025

After the first version is made, there are always changes and improvements from the learning. So, we dove into the details, and worked to optimize every aspect of the EV Solar Charger. We altered the outer shell to improve aerodynamics and water sealing, added some internal framing to cut weight while making it stronger, and developed an easy to use, secure locking mechanism.

5) Production Preparation and Final Sample Approval — June 2025 - Aug 2025

With our modified prototypes performing well, we finalized our manufacturing documentation, and shared it with suppliers to begin final tooling and production. We worked closely with them to make sure that they will meet or exceed all of our quality and production expectations.



The EV solar charger is not yet available to consumers.

6) Production Begins — Sep 2025 - Nov 2025

Parts are being manufactured, and assembly lines are being fired up to start building your EV Solar Chargers. Thanks to lessons learned from our previous launches, we're moving both quickly and carefully. As always, some elements remain out of our control and we will keep you updated monthly.

7) Delivery Timeline — Starting Q4 2025

Based on current projections we're aiming to start deliveries in late 2025, with units shipping in the order they were received. We'll provide more detailed delivery timelines in future updates as things progress through production and logistics. For those of you who have invested at $5K or more, here's what to expect regarding your Reward:

- International freight begins shortly after final assembly and QC
- Buffer time is built in for freight, customs, and fulfillment
- Orders will ship from our Cincinnati, OH distribution center

Also, Coming Soon for EV Solar Charger buyers:

- **Backer Survey** — A chance to confirm your shipping address and get access to exclusive solar gear deals
- **How-To Video Series and Technical Information** — Learn how to set up, optimize, and get the most out of your EV Solar Charger. We're working on in depth installation and usage videos, as well as detailed technical manuals
- **Accessory Updates** — Stay tuned for add-ons, and details about some of the exciting accessories that we'll be shipping with you EV Solar Charger - including the Prop Sticks and Front Straps

We're incredibly excited to bring this vision to life and to help EV owners like you stay powered by the Sun — anywhere, anytime.

Thanks for your continued support!

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

09.04.25

Growth in Solar EV Charging Sector

New Research Indicates New Growth

The solar-powered EV charging sector is emerging as one of the fastest-growing intersections of renewable energy and electric mobility. A report from Market Research Future (MRFR) highlights this compelling growth curve:

- The global solar-powered EV charging station market was estimated at USD $1.69 billion in 2024, and is projected to surge to $2.32 billion by 2025, with long-term forecasts reaching $40.4 billion by 2034 —representing a staggering 37.4% CAGR. (marketresearchfuture.com)


Solar Powered EV Charging Station Market
Market Size in USD Bn
CAGR
(2025 – 2034)
CAGR
37.39%
1.69
2.32
40.40
2018
2019
2021
2022
2023
2024
2025
2026
2031
2032
2033
2034

1,000 Foot View: What This Means for GoSun

This data indicates that GoSun is operating in a market that's growing rapidly. With our EV Solar Charger, we believe we're perfectly poised to capitalize on this momentum by bringing solar-powered charging to residential, commercial, and strategic use-case environments.



The EV solar charger is not yet available to consumers.

Why GoSun Stands Out

- **Our product hits the right notes** - portable, efficient, grid-independent, and built for real-world scenarios
- **We've already demonstrated real demand** - $7M* in pre-orders backing our early momentum
- **Well positioned** - with consumer awareness, regulatory support, and EV adoption all soaring
- **Action and Traction** - GoSun is an Innovation Machine with demonstrated progress in product development and market adoption

**There is no assurance that any of these pre-orders will result in binding orders or revenue for the Company. This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.*

09.02.25

🌞 Abundance, Innovation & GoSun's Next Chapter

Creativity + Capital = Impact

At GoSun, we believe that when good, creative people get the right resources, they have the potential to change the world. That's why we've turned to Crowdfunding and with your help, it has fueled our Fuel-Free Frontier for nearly a decade!

In the groundbreaking book, *Abundance* by Peter Diamandis and Steven Kotler, they explore how innovation and technology are driving a future where billions of lives can be improved. The central message is clear and optimistic: with the right tools, ingenuity, and collaboration, humanity can solve its toughest challenges.


gosun
Access +
Alignment +
Amplification

We believe GoSun is living proof of that thesis.

Over the past decade, we've taken an idea that started in a garage — a solar oven powered by nothing but sunshine — and turned it into a platform of innovations delivering food, water, power, and now mobility. Thanks to you and Crowdfunding, we have the means to keep innovating and solving critical issues that need to be addressed.

Here's where the story gets exciting:

- **Global Impact:** Over 175,000 products delivered to 70+ countries
- **Innovation Machine:** 15+ crowdfunded products launched, disrupting industries from outdoor cooking to EV charging
- **Future-Ready:** Our latest breakthrough, the EV Solar Charger, has generated over $7M in pre-orders*, indicating real demand for clean, independent energy on our roadways

We're building on a foundation of resilience — products that work in good times and critical times alike. And with the resources raised through our current equity crowdfunding campaign, we're hoping to scale rapidly. Just as Abundance reminds us: the future belongs to innovators who harness exponential technologies to serve humanity. GoSun is doing just that — with the Sun as our ally.

Thank you for being part of this journey to bring abundance, resilience, and freedom to the world.

🌞 Invest in GoSun on StartEngine or Grab Labor Day Deals while they're hot.


Use more sun.
gosun

The EV solar charger is not yet available to consumers.

**There is no assurance that any of these pre-orders will result in binding orders or revenue for the Company.*

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Show More Updates

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign reward.

10% **Stack Venture Club & Rewards!**
Members get an extra 10% shares in addition to rewards below!

Venture Club
Venture Club Members earn 10% bonus shares on top of this and all eligible investments for an entire year. Not a member? Sign up at checkout ($275/year).

$1,000
Tier 1
Invest $1,000+ and receive a Sport-E Hybrid Solar Oven

Select

$2,500
Tier 2
Invest $2,500+ and receive a Chill Solar Cooler + 60W Solar Table + 5% bonus shares

Select

$5,000
Tier 3
Invest $5,000+ and receive a EV Solar Charger or Solar Kitchen Pro + 10% bonus shares

$10,000
Tier 4
Invest $10,000+ and receive a EV Solar Charger or GoSun Grid + 15% bonus

$25,000
Tier 5
Invest $25,000+ and receive a EV Solar Charger or Prep Kit Super + Private Stay in GoSun Dream Tiny House and Visit with Patrick + 20% bonus

Select

Select

Select

$50,000

Tier 6

Invest $50,000+ and receive a Camp365 Model-T + EV Solar Charger or Prep Kit Super + Private Stay in GoSun Dream Tiny House and Visit with Patrick + 25% bonus

Select

JOIN THE DISCUSSION

What's on your mind?

0/2500

Post

PINNED BY STARTUP

ZS

Zachary Stahlhut

9 days ago

Hi Patrick, thanks again for your response earlier. I had a follow-up question about the EV Solar Charger. From your materials it looks like the unit can provide up to 20 miles of range per day when parked in full sun. Do you see that level of output as sufficient for reliable daily use, or more as an emergency backup or supplemental source of power? More broadly, we'd love to better understand how you view your capabilities in producing efficient solar power from limited space and portable formats compared to traditional rigid rooftop panels, and how those advantages could translate into future applications beyond the EV Solar Charger. Thanks!

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PS

Patrick Sherwin

GoSun • 8 days ago

Thanks for another great question, Zac. Driving on sunshine is more accessible than even we thought with these new durable, flexible solar panels. Some diehards will strive to meet all of their driving energy needs with the EV Solar Charger, but there will be limitations (long trips, cold weather, cloud coverage, etc). Many will be fair weather fans, using it when it's nice. Some will keep it installed on their vehicle just in case, or for occasional use. GoSun has been prolific with portable, consumer, solar solutions, however, for consistent output stationary panels are a better way to go if you have the space and budget. We are working on an affordable, compact Solar Carport kit for those scenarios.

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0

Zachary Stahlhut
14 days ago

Hello GoSun Team, I'm Zac Stahlhut with D3VC, a venture fund that focuses on investing in innovative companies through equity crowdfunding. I have a few questions based on your offering and past updates. First, are there any concerns regarding your supply chain, particularly with foreign partners, in light of tariffs or potential economic downturns? Second, how has the federal rollback of support for wind and solar projects impacted your business, and what steps are you taking to respond? Finally, beyond the EV Solar Charger, some of the other applications of your semi-portable solar technology, such as the Elcat boats, are really exciting. What traction have you seen with these larger applications, and are there any new directions or pivots you are also considering? Thanks!

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Patrick Sherwin
GoSun • 13 days ago

Thanks for reaching out with great questions, Zac!
1) GoSun has navigated supply chain challenges smoothly over the past five years - through tariffs, COVID, trade wars, etc. Like most manufacturers, we are dependent on continued global cooperation, especially with China.
2) GoSun has not benefited from Federal programs so we are one of few solar companies not impacted.
3) GoSun has brought in a significant portion of our revenue from large products (>$10K) over the past four years. Furthermore, we have been reducing SKU count and low margin products as we focus on more large ticket items as we grow.

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0

Kellan Grenier
21 days ago

I invested in this ongoing fundraise. I met the threshold to secure a EV Solar charger deposit. Why haven't I received any updates on that?

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Patrick Sherwin
GoSun • 18 days ago

Thanks Kellan! Please see the production update here from Sept. 5th on the EV Solar Charger. Also, we will work to provide direct email updates to all $5K and up investors regarding their Reward.

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0

View 1 more reply

Mark Perlmutter
a month ago

Hi,
What a great idea.
I run a crowdfund club with 29K members and may tell members about your offering, so they can invest.
I have questions, can your CEO set a Zoom to discuss?
Calendly.com/mark-perlmutter
VeganInvestingClub.org
Thanks.
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1 · 0

Patrick Sherwin
GoSun • a month ago

Wow! Thanks for reaching out, Mark. I look forward to connecting next week.
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0

Joseph Hayes
a month ago

Hi Team!
Longtime investor here, excited to see the continued progress since 2021.
My question is about the plan for post-raise investor engagement. Have you though about how you'll activate this new community for things like product feedback, gathering reviews, and/or sourcing strategic introductions to grow the business?
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0 · 0

Anthony Brooking
a month ago

Hello,

I invested in June 2022 buying preferred shares at $5 each. I see that the current offering is ordinanry shares at $3. The new price is 40% below the price two years ago. Will you be compensating early in investors for this loss ?
Thanks,
Anthony
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1 · 0

Patrick Sherwin
GoSun • a month ago

Thanks for going with GoSun, Anthony. Your investment has furthered our growth and innovations.
Our latest valuation reflects the changes we have faced since things were more in our favor during COVID. Much like any stock position, you can expect the company's value to fluctuate. You will find that the offering documents are forthcoming about the nature of your position. Thanks!
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0

DP

Derek Patterson
2 months ago

I invested in the 5k round one and am curious when this is shipping out? It is now the 5th and I haven't received any emails about it.
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2 0

PS

Patrick Sherwin
GoSun • 2 months ago

Thanks, Derek
We are still aiming for a Q4 delivery on the EV Solar Charger. We will send a more thorough production plan and timeline as soon as it's available.
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0

View 1 more reply

BK

Beth Klimko
2 months ago

I invested the $5000 with the original end of the campaign being August second. I am now being asked to reconfirm my investment as the timeline has changed to end in October. Does that mean I have to invest another $5000? How will this affect my investment and now how long will it take to recieve an email about receiving my solar charger?
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1 0

PS

Patrick Sherwin
GoSun • 2 months ago

Thanks, Beth! We extended the campaign 60 more days. I know it can be confusing. You don't need to re-invest, but you do need to confirm your investment by Aug. 8th. The EV Charger is still slated to ship in Q4. Onward and Upward!
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Khaled Eldeeb
2 months ago

Hello. In the 5k rewards where its the Ev car charger or Solar kitchen pro, do I get to choose which?
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Patrick Sherwin
GoSun • 2 months ago

yes, you will get the option to choose which Reward you want. We will be emailing everyone individually when the time comes to fulfill. thanks!
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Patrick Sherwin
GoSun • 3 months ago

Join our Live Stream on the StartEngine App in one hour. A 20 minute intro to GoSun starts today, July 16th at 2PM EST. See you there!

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HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.

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FAQS

How much can I invest?

With Regulation A+, a non-accredited investor can only invest a maximum of 10% of their annual income or 10% of their net worth per year, whichever is greater. There are no restrictions for accredited investors.

With Regulation Crowdfunding, non-accredited investors with an annual income or net worth less than $124,000 are limited to invest a maximum of 5% of the greater of those two amounts. For those with an annual income and net worth greater than $124,000, they are limited to investing 10% of the greater of the two amounts.

How to open a Self-Directed IRA on StartEngine?

StartEngine makes it easy to invest using your retirement funds. You can open a self-directed IRA account through StartEngine. To get started, simply visit **our IRA page** for more information and step-by-step instructions.

Already have a self-directed IRA with another provider? You can still invest on StartEngine, but please note that the process will be manual and may take longer to complete.

When will I receive my shares?

At the close of an offering, all investors whose funds have "cleared" by this time will be included in the disbursement. At this time, each investor will receive an email from StartEngine with their Countersigned Subscription Agreement, which will serve as their proof of purchase moving forward.

Please keep in mind that a company can conduct a series of "closes" or withdrawals of funds throughout the duration of the campaign. If you are included in that withdrawal period, you will be emailed your countersigned subscription agreement and proof of purchase immediately following that withdrawal.

What will the return on my investment be?

StartEngine assists companies in raising capital, and once the offering is closed, we are no longer involved with whether the company chooses to list shares on a secondary market or what occurs thereafter. Therefore, StartEngine has no control or insight into your investment after the close of the live offering. In addition, we are not permitted to provide financial advice. You may want to contact a financial professional to discuss possible investment outcomes.

Can I cancel my investment?

For Regulation Crowdfunding, investors are able to cancel their investment at any point throughout the campaign up until 48 hours before the closing of the offering. Note: If the company does a rolling close, they will post an update to their current investors, giving them the opportunity to cancel during this timeframe. If you do not cancel within this 5-day timeframe, your funds will be invested in the company, and you will no longer be able to cancel the investment. If your funds show as 'Invested' on your account dashboard, your investment can no longer be canceled.

For Regulation A+, StartEngine allows for a four-hour cancellation period. Once the four-hour window has passed, it is up to each company to set their own cancellation policy. You may find the company's cancellation policy in the company's offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to be sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+?

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

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IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE Primary"), a broker-dealer registered with the SEC and **FINRA** / **SIPC**. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

StartEngine facilitates three types of primary offerings:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

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StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary, This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

In recent years, GoSun has developed consumer solar solutions to address critical market needs for both recreation and resilience. Our flagship innovation - a foldable solar EV charger deploys directly on a vehicle rooftop to enable drivers the ability to charge with sunshine.

I'm Gary Starr. Working for GoSun in business development for about the last decade. I got involved in electric cars as early as the 1980s. The truth is, cars are sitting in parking lots 95% of the time. When you look at the true stats of how far people drive, especially with an electric car, because usually they have one other car, they're only driving 7,500 miles in a full year. So that 15 or so miles you can get, just from sunshine.

The US is experiencing a shortage of charging stations for today's 4.3 million EVs and more than one third of all counties have no public charging infrastructure. This is about freeing customers from dependency on unreliable, expensive grid power.

We build an entire ecosytem of solutions for recreation and outdoor living. Our latest product, I think it's really gonna be our biggest breakthrough. The GoSun EV Solar Charger is showing an opportunity to scale and drive growth and revenues in the mobility space. Basically, giving people the opportunity to drive on sunshine.

GoSun has demonstrated market traction with over $25 million in sales to date. We've served 175,000 customers across 80 countries and diversified revenue streams across consumer, commercial, and humanitarian sectors.

We're raising capital to scale production, expand our capabilities, and accelerate the transition to clean tech at a consumer level.

With proven demand, multiple patents, and solid traction already established, we invite you to join GoSun and be part of creating a brighter solar powered future.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-14% (five and one-half to fourteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:54 PM 03/17/2021
FILED 01:54 PM 03/17/2021
SR 20210941736 - File Number 6257449

FIRST AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF GOSUN INC.

(Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware)

GoSun Inc., a corporation organized and existing under the laws of the State of Delaware (the "**Corporation**"), hereby certifies as follows:

A. The original Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on December 21, 2016, and amended on May 8, 2017. All amendments to the Certificate of Incorporation reflected herein have been duly authorized and adopted by the Corporation's Board of Directors and stockholders in accordance with the provisions of Sections 242 and 245 of the Delaware General Corporation Law.

B. The text of the Amended and Restated Certificate of Incorporation, as amended, is hereby amended and restated in its entirety to read as follows:

Article I

The name of the corporation is GoSun Inc. (the "**Corporation**").

Article II

The address of the registered office of the Corporation in the State of Delaware is 651 N. Broad St., Suite 206, City of Middletown, County of New Castle, 19709, and the name of its registered agent at such address is Legalinc Corporate Services Inc.

Article III

The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

Article IV

This corporation is authorized to issue two classes of stock to be designated, respectively, common stock and preferred stock. The total number of shares that this corporation is authorized to issue is 26,000,000 shares. The total number of shares of common stock authorized to be issued is 25,000,000, par value $0.0001 per share (the "**Common Stock**"). The total number of shares of preferred stock authorized to be issued is 1,000,000, par value $0.0001 per share, all of which are designated "**Series A Preferred Stock**."

The relative rights, preferences, privileges and restrictions granted to or imposed upon the respective classes of the shares of capital stock or the holders thereof are as follows:

1. Definitions. For purposes of this ARTICLE IV, the following definitions shall apply:

(a) "**Change of Control**" shall mean (i) the consummation of a merger or consolidation of the Corporation with or into another entity or any other corporate reorganization, if persons who were not members of the Corporation immediately prior to such merger, consolidation or other reorganization own immediately after such merger, consolidation or other reorganization 50% or more of the voting power of the outstanding securities of each of (A) the continuing or surviving entity and (B) any direct or indirect parent corporation of such continuing or surviving entity; or (ii) the sale, transfer, or other disposition of all or substantially all of the Corporation's assets. A transaction shall not constitute a Change of Control if its sole purpose is to change the state of the Corporation's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Corporation's securities immediately before such transaction.

(b) "**Conversion Price**" shall mean $5.00 per share for the Series A Preferred Stock (subject to adjustment from time to time for Recapitalizations and as otherwise set forth elsewhere herein, including, but not limited to, the adjustments set forth in Sections 3(c)-(e)).

(c) "**Distribution**" shall mean the transfer of cash or other property without consideration whether by way of dividend or otherwise (other than dividends on Common Stock payable in Common Stock, or other securities of the Corporation) or the purchase or redemption of shares of the Corporation by the Corporation or its subsidiaries for cash or property other than (i) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries upon termination of their employment or services pursuant to agreements providing for the right of said repurchase, (ii) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries pursuant to rights of first refusal contained in agreements providing for such right, (iii) repurchases of capital stock of the Corporation in connection with the settlement of disputes with any shareholder, and (iv) any other repurchase or redemption of capital stock of the Corporation approved by the Board of Directors.

(d) "**Original Issue Price**" shall mean $5.00 per share for the Series A Preferred Stock (subject to adjustment from time to time for Recapitalizations and as otherwise set forth herein, including, but not limited to, the adjustments set forth in Sections 3(e)-(e)).

(e) "**Recapitalization**" shall mean any stock dividend, stock split, combination of shares, reorganization, recapitalization, reclassification or other similar event.

(f) "**Series A Liquidation Preference**" shall mean $1.00 per share for the Series A Preferred Stock (subject to adjustment from time to time for Recapitalizations and as otherwise set forth elsewhere herein, including, but not limited to, the adjustments set forth in Sections 3(c)-(e)).

2. Liquidation Rights.

(a) Series A Liquidation Preference. In the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, the holders of the Series A Preferred Stock shall be entitled to receive, prior and in preference to any Distribution of any of the assets of the Corporation to the holders of the Common Stock, by reason of their ownership of such stock, an amount per share for each share of Series A Preferred Stock held by them equal to the Series A Liquidation Preference. If upon the liquidation, dissolution or winding up of the Corporation, the assets of the Corporation legally available for distribution to the holders of the Series A Preferred Stock are insufficient to permit the payment to such holders of the full amounts specified in this Section 2(a), then the entire assets of the Corporation legally available for distribution shall be distributed with equal priority and pro rata among the holders of the Series A Preferred Stock in proportion to the full amounts they would otherwise be entitled to receive pursuant to this Section 2(a).

(b) Remaining Assets. After the payment or setting aside for payment to the holders of Series A Preferred Stock of the full amounts specified in Section 2(a) above, the entire remaining assets of the Corporation legally available for distribution shall be distributed *pro rata* to holders of Common Stock and the Series A Preferred Stock, as one class, as if the Series A Preferred Stock had been converted to Common Stock on the record date for the distribution.

(c) Valuation of Non-Cash Consideration. If any assets of the Corporation distributed to shareholders in connection with any liquidation, dissolution, or winding up of the Corporation are other than cash, then the value of such assets shall be their fair market value as determined in good faith by the Board of Directors.

3. Conversion. The holders of the Series A Preferred Stock shall have conversion rights as follows:

(a) Automatic Conversion. Each share of Series A Preferred Stock shall automatically be converted into a number of fully-paid, non-assessable shares of Common Stock as determined by dividing the Original Issue Price by the then effective Conversion Price for such share (i) immediately prior to the closing of a firm commitment underwritten initial public offering pursuant to an effective registration statement filed under the Securities Act of 1933, as amended (the "**Securities Act**"), covering the offer and sale of the Common Stock, (ii) upon the receipt by the Corporation of a written consent for such conversion from the holders of a majority of the Series A Preferred Stock then outstanding (voting as a single class and on an as-converted basis), or, if later, the effective date for conversion specified in such requests, or (iii) upon a Change of Control (each of the events referred to in (i), (ii) and (iii), are referred to herein as an "**Automatic Conversion Event**").

(b) Mechanics of Conversion. No fractional shares of Common Stock shall be issued upon conversion of Series A Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the then fair market value of a share of Common Stock as determined by the Board of Directors. For such purpose, all shares of Series A Preferred Stock held by each holder of Series A Preferred Stock shall be aggregated, and any resulting fractional share of Common Stock shall be paid in cash.

Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of Series A Preferred Stock to be converted, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock on such date; provided, however, that if the conversion is in connection with an underwritten offer of securities registered pursuant to the Securities Act or a Liquidation, the conversion may, at the option of any holder tendering Series A Preferred Stock for conversion, be conditioned upon the closing of such transaction or upon the occurrence of such event, in which case the person(s) entitled to receive the Common Stock issuable upon such conversion of the Series A Preferred Stock shall not be deemed to have converted such Series A Preferred Stock until immediately prior to the closing of such transaction or the occurrence of such event.

(c) Adjustments for Subdivisions or Combinations of Common Stock. In the event the outstanding shares of Common Stock shall be subdivided (by stock split, by payment of a stock dividend or otherwise), into a greater number of shares of Common Stock, the Conversion Price in effect immediately prior to such subdivision shall, concurrently with the effectiveness of such subdivision, be proportionately decreased. In the event the outstanding shares of Common Stock shall be combined (by reclassification or otherwise) into a lesser number of shares of Common Stock, the Conversion Price in effect immediately prior to such combination shall, concurrently with the effectiveness of such combination, be proportionately increased.

(d) Adjustments for Subdivisions or Combinations of Preferred Stock. In the event the outstanding shares of Series A Preferred Stock shall be subdivided (by stock split, by payment of a stock dividend or otherwise), into a greater number of shares of Series A Preferred Stock, the Original Issue Price and Liquidation Preference in effect immediately prior to such subdivision shall, concurrently with the effectiveness of such subdivision, be proportionately decreased. In the event the outstanding shares of Series A Preferred Stock shall be combined (by reclassification or otherwise) into a lesser number of shares of Series A Preferred Stock, the Original Issue Price and Liquidation Preference in effect immediately prior to such combination shall, concurrently with the effectiveness of such combination, be proportionately increased.

(e) Adjustments for Reclassification, Exchange and Substitution. Subject to Section 2 above, if the Common Stock issuable upon conversion of the Series A Preferred Stock shall be changed into the same or a different number of shares of any other class or classes of stock, whether by capital reorganization, reclassification or otherwise (other than a subdivision or combination of shares provided for above), then, in any such event, in lieu of the number of shares of Common Stock which the holders would otherwise have been entitled to receive, the Series A Preferred Stock shall thereafter be convertible into a number of shares of such other class or classes of stock which a holder of the number of shares of Common Stock deliverable upon conversion of Series A Preferred Stock immediately before that change would have been entitled to receive in such reorganization or reclassification, all subject to further adjustment as provided herein with respect to such other shares.

(f) Reservation of Stock Issuable Upon Conversion. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock solely for the purpose of effecting the conversion of the shares of the Series A Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all then outstanding shares of the Series A Preferred Stock, and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Series A Preferred Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

4. Voting.

(a) Preferred Stock. Except as otherwise mandated by law, the holders of Series A Preferred Stock shall have no voting rights.

(b) Common Stock. Each holder of shares of Common Stock shall be entitled to one vote for each share thereof held.

5. Dividend Rights. Any Distributions shall be payable to the holders of Common Stock and the Series A Preferred Stock, as one class, as if the Series A Preferred Stock had been converted to Common Stock on the record date for the distribution.

Article V

A director shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided that this Article V shall not eliminate or limit the liability of a director (i) for any breach of his duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) under Section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derives an improper personal benefit. This Article V shall not eliminate or limit the liability of a director for any act or omission occurring prior to the date when this Article V becomes effective.

Any repeal or modification of the foregoing provisions of this Article V by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

Article VI

The Corporation shall, to the broadest and maximum extent permitted by Delaware law, as the same exists from time to time, indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding.

In addition, the Corporation shall, to the broadest and maximum extent permitted by Delaware law, as the same may exist from time to time, pay to such person any and all expenses (including attorneys' fees) incurred in defending or settling any such action, suit or proceeding in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer, to repay such amount if it shall ultimately be determined by a final judgment or other final adjudication that he is not entitled to be indemnified by the Corporation as authorized in this Article. The rights to indemnification and to the advancement of expenses conferred in this Article VI shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, this Certificate of Incorporation, the Bylaws of this Corporation, by agreement, vote of stockholders, or disinterested directors or otherwise.

Article VII

The duration of the Corporation shall be perpetual.

Article VIII

In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, alter, amend or repeal the Bylaws of the Corporation.

Article IX

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

IN WITNESS WHEREOF, this First Amended and Restated Certificate of Incorporation, which amends and restates the Certificate of Incorporation of this Corporation, and which has been duly adopted in accordance with Sections 242 and 245 of the Delaware General Corporation Law, has been executed by its duly authorized Chief Executive Officer, as of March 15, 2021.

Patrick Sherwin, Chief Executive Officer

State of Delaware
Secretary of State
Division of Corporations
Delivered 08:18 PM 05/04/2022
FILED 08:18 PM 05/04/2022
SR 20221789816 - File Number 6257449

CERTIFICATE OF AMENDMENT
TO
FIRST AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
FOR
GOSUN INC.,
a Delaware corporation

The undersigned, Patrick Sherwin, hereby certifies as follows:

1. He is the Chief Executive Officer of GoSun Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the "**Corporation**").

2. Article IV of the First Amended and Restated Certificate of Incorporation is hereby deleted and replaced with the following:

> "This corporation is authorized to issue two classes of stock to be designated, respectively, common stock and preferred stock. The total number of shares that this corporation is authorized to issue is 27,000,000 shares. The total number of shares of common stock authorized to be issued is 25,000,000, par value $0.0001 per share (the "**Common Stock**"). The total number of shares of preferred stock authorized to be issued is 2,000,000, par value $0.0001 per share, all of which are designated "**Series A Preferred Stock**."

3. The amendment set forth herein shall become effective immediately upon the filing of this Certificate of Amendment.

4. The amendment set forth herein has been duly approved and adopted by the Board of Directors of this corporation.

5. The necessary number of issued and outstanding shares of capital stock of the Corporation required by statute was voted in favor of the amendment.

6. Such amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, GoSun Inc, has caused this certificate to be signed by Patrick Sherwin, its Chief Executive Officer, this 2nd day of May, 2022.

By: 5/2/22
Patrick Sherwin, Chief Executive Officer